OMB APPROVAL
OMB Number 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response...12.00

SECURI'

SEC
Mail Processing
Section

FEB 22 2016

Washington DC
416

|||||||||||||||||||||||

16001637

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8- 35353 -

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **January 1, 2015**   AND ENDING   **December 31, 2015**
                           (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WIC Corp.

SECU... ... ...SSION
RECEIVED
FEB 23 2016
DIVISION OF TRADING & MARKETS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South 6th Street, Suite 620B
                           (No. and Street)

Minneapolis	**MN**	**55403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Wilke   **612-341-2218**
                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
                          (Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Linda Wilke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIC Corp. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

BRIAN H. KERTZ
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

_____
Notary Public

_____
Signature

CFO / FINOP
_____
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
   (c) Statement of Income (Loss).
   (d) Statement of Changes in Financial Condition
   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
   (g) Computation of Net Capital
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
   (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-1.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WIC CORP.

FINANCIAL STATEMENTS

Year Ended December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

CONTENTS



Mayer Hoffman McCann P.C.

An Independent CPA Firm

222 South Ninth Street, Suite 1000 □ Minneapolis, Minnesota 55402
Main: 612.339.7811 □ Fax: 612.339.9845 □ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
WIC Corp.
Minneapolis, MN

We have audited the accompanying statement of financial condition of WIC Corp. (Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of WIC Corp. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, MN
February 15, 2016

WIC CORP.
NOTES TO FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

		2015
ASSETS		

ASSETS

Cash	$	64,384
Accounts receivable		1,454
Clearing deposit		10,000
Investment securities		45,828
TOTAL ASSETS	$	121,666

LIABILITIES

Accrued income tax and expenses	$	988
Deferred tax liability		520
TOTAL LIABILITIES		1,508

STOCKHOLDER'S EQUITY

CAPITAL CONTRIBUTED

Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares	120
Additional paid-in capital	41,880
TOTAL CAPITAL CONTRIBUTED	42,000
RETAINED EARNINGS	78,158
TOTAL STOCKHOLDER'S EQUITY	120,158
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 121,666

WIC CORP.
NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - WIC Corp. (the Company) acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCMI, Inc (WCMI), the parent of WIC Corp., for WCMI's managed accounts.

The Company is a wholly owned subsidiary of WCMI.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - The Company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income. When possible, the fair value of securities is determined by obtaining quoted market prices.

Income recognition - Security transactions and their related commission revenue are recognized on a trade-date basis.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of trade date. Management has reviewed its outstanding receivable amounts and believes that all the receivables are collectible at December 31, 2015.

(1)   <u>Nature of business and significant accounting policies</u> (continued)

Concentration of risk - The Company maintains its cash with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts may exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Subsequent events policy - Subsequent events have been evaluated February 15, 2016 which is the date the financial statements were available to be issued.

Recently issued accounting pronouncements – In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In July 2015, the FASB voted to approve a one year deferral in the effective date of ASU 2014-09 while also providing for early adoption but not before the original effective date. Based on the one-year deferral, ASU 2014-09 will be effective for the Company beginning January 1, 2018. ASU 2014-09 allows for both retrospective and modified-retrospective methods of adoption. The Company has not determined which transition method that will be adopted, and the Company is currently evaluating the impact that ASU 2014-09 will have on the financial statements and related disclosures upon adoption.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

(2)   <u>Investment securities</u>

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

(2)   Investment securities **(continued)**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2015 are as follows:

2015	Fair Market	Cost	Unrealized Gains	Losses
Money market fund	$ 13,864	$ 13,864	$ -	$ -
Mutual funds-fixed income	31,964	30,237	1,727	-
Total investment securities	$ 45,828	$ 44,101	$ 1,727	$ -

WIC CORP.
NOTES TO FINANCIAL STATEMENTS

(2) Investment securities (continued)

Fair value measurement definition and hierarchy - The fair values of all the investments are measured at December 31, 2015 using quoted prices in active markets for identical assets (Level 1). Investment income reflected on the statement of income includes realized and unrealized gains and losses as follows:

	(Level 1) December 31, 2015
Net realized gains (losses)	$ -
Net unrealized gains (losses)	(580)
Total realized and unrealized gains and losses	$ (580)

(3) Customer transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) Related party transactions

The Company shares office facilities with WCMI. A management fee of $2,000 was paid during the year ended December 31, 2015 to cover certain operating expenses. The Company received revenue of $26,000 from WCMI as reimbursement for the costs associated with the execution of security transactions and other services during the year ended December 31, 2015.

(5) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2015, the Company had net capital and net capital requirements of $113,432 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .0087 to 1 at December 31, 2015.

(6)   <u>**Income tax expense**</u>

The components of the income tax provision for the year ended December 31, 2015 are as follows:

	December 31, 2015
Current income tax	
Federal	$ 593
State	395
Total current income tax	988
Deferred tax liability	
Federal	(87)
State	(58)
Total deferred tax liability	(145)
Total income tax expense	$ 843

The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. Federal and state tax returns are generally open for examination for three years following the date filed.

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss at their respective effective tax rates.

(7)   <u>**Financial instruments**</u>

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.